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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          America West Airlines, Inc.
                          ---------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                   Warrants to Purchase Class B Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   023650 302
                                   023650 203
                                   023650 112
                               -----------------
                                (CUSIP Numbers)

                              Gary E. Risley, Esq.
                              Mesa Air Group, Inc.
                             2325 East 30th Street
                         Farmington, New Mexico  87401
                         -----------------------------
                                 505-327-0271
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                January 29, 1996
                                ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 Pages
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CUSIP Nos. 023650 302, 023650 203, 023650 112    13D



1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Mesa Air Group, Inc.
   85-0302351

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) [x]
                   (b) [ ]
3  SEC USE ONLY


4  SOURCE OF FUNDS*

   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)             [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New Mexico

                7  SOLE VOTING POWER

                   Class A Common Stock                           100,000
                   Class B Common Stock                         2,185,472
   NUMBER OF       Warrants to Purchase Class B Common Stock      799,767
      SHARES
  BENEFICIALLY  8  SHARED VOTING POWER
    OWNED BY
       EACH        Class A Common Stock                         1,200,000
   REPORTING       Class B Common Stock                        13,604,096
  PERSON WITH      Warrants to Purchase Class B Common Stock    4,897,538

                9  SOLE DISPOSITIVE POWER

                   Class A Common Stock                           100,000
                   Class B Common Stock                         2,185,472
                   Warrants to Purchase Class B Common Stock      799,767


               10  SHARED DISPOSITIVE POWER

                   Class A Common Stock                         1,200,000
                   Class B Common Stock                        13,604,096
                   Warrants to Purchase Class B Common Stock    4,897,538



                              Page 2 of 6 Pages

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CUSIP Nos. 023650 302, 023650 203, 023650 112    13D


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   Class A Common Stock                       1,200,000
   Class B Common Stock                      13,604,096
   Warrants to Purchase Class B Common Stock  4,897,538

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)

   Class A Common Stock                       100%
   Class B Common Stock                      27.7%
   Warrants to Purchase Class B Common Stock 47.2%

14 TYPE OF REPORTING PERSON*

   CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 6 Pages


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   This Amendment No. 2 (this "Amendment") amends and supplements the Schedule
13D filed on September 6, 1994, as amended by Amendment No. 1 filed as of November 28, 1995 (the "Schedule 13D") of Mesa Air Group, Inc. (formerly, Mesa Airlines, Inc.), a New Mexico corporation ("Mesa"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended as follows:

   The first paragraph of Item 5(a)-(b) of the Schedule 13D is hereby amended and replaced in its entirety as follows:

   (a) - (b) At the date hereof, Mesa has the sole power to vote and dispose of 100,000 shares of the Class A Common, 2,185,472 shares of the Class B Common, and 799,767 Warrants. Each Warrant entitles a holder to purchase one share of the Class B Common at a price of $12.74 per share. The Class A Common held by Mesa represents approximately 8.3% of the 1,200,000 shares of the Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by Mesa represents approximately 4.9% of the 44,141,330 shares of the Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by Mesa represent approximately 7.7% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming the exercise by Mesa of its Warrants, the aggregate amount of the Class B Common held by Mesa would be 2,985,239 shares, representing approximately 6.7% of the 44,767,145 shares of the Class B Common that would be assumed to be outstanding upon such exercise.

   The third paragraph of Item 5(a)-(b) of the Schedule 13D is hereby amended and replaced in its entirety as follows:

   On the basis of information contained in the Schedules 13D and the amendments thereto filed by each of TPG, TPG Parallel, Air Partners II, Continental and GPA, following the sale by GPA of the 900,000 shares of Class B Common and the receipt by Regional pursuant to the Plan of the 2,129 shares of Class B Common, Mesa, TPG, TPG Parallel, Air Partners II, Continental and GPA, as a group, beneficially own 1,200,000 shares of the Class A Common, 8,706,558 shares of the Class B Common, and 4,897,538 Warrants. The aggregate amount of the Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of the Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of the Class B Common beneficially owned by the group represents approximately
19.7% of the 44,141,330 shares of the Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming the exercise by the group of its Warrants, the aggregate amount of the Class B Common beneficially owned by the group represents approximately 27.7% of the 49,038,868 shares of the Class B Common which would be assumed to be outstanding upon such exercise.


                              Page 4 of 6 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

   Item 6 of the Schedule 13D is hereby amended by adding the following immediately prior to the final paragraph:

   The Company has filed with the Securities and Exchange Commission a prospectus and preliminary prospectus supplement (the "Preliminary Prospectus Supplement"), each dated January 29, 1996, pursuant to Rule 424(b) of the Securities Act of 1933, as amended, relating to its Registration Statement on Form S-1, File No. 33-54243. The Preliminary Prospectus Supplement disclosed that each of TPG, TPG Parallel, Air Partners II, Continental, Mesa and Lehman (collectively, the "Selling Securityholders") intend to offer for sale shares of Class B Common through underwriters represented by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (together, the "Representatives"). Of the total of 6,100,000 shares of Class B Common proposed to be offered, 2,072,567 shares are proposed to be offered by TPG, 208,843 shares are proposed to be offered by TPG Parallel, 218,500 shares are proposed to be offered by Air Partners II, 1,500,000 shares are proposed to be offered by Mesa, 1,100,000 shares are proposed to be offered by Continental and 1,000,000 shares are proposed to be offered by Lehman. As described in the Preliminary Prospectus Supplement, in connection with the offering, Mesa intends to grant to the underwriters an option to purchase an additional 351,970 shares of Class B Common and Continental intends to grant to the underwriters an option to purchase an additional 258,030 shares of Class B Common, in each case solely to cover over-allotments in connection with the sale of the shares of Class B Common. Subject to general economic and business conditions and money market and stock market conditions, the Selling Securityholders intend to enter into and execute a purchase agreement (the "Purchase Agreement") with the underwriters, acting through the Representatives, pursuant to which such sales would take place.



                              Page 5 of 6 Pages

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                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 1996                 MESA AIR GROUP, INC.


                                        By: /s/ W. Stephen Jackson
                                           ----------------------------
                                        Name:  W. Stephen Jackson
                                        Title: Chief Financial Officer





                              Page 6 of 6 Pages